

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Jay Taragin
Chief Financial Officer
One Judith Acquisition Corp
640 Fifth Avenue, 12th Floor
New York, NY 10019

   Re: One Judith Acquisition Corp
     Draft Registration Statement on Form S-1
     Submitted June 12, 2020
     CIK 0001812234

Dear Mr. Taragin:

  We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 12, 2020

Summary
General, page 3

1. We note that the Summary includes specific performance and valuation information for Churchill Capital Corp. For example, we note your discussion of CCC's total return and 1.5x multiple on invested capital. Please remove from the Summary section this type of performance and valuation for companies other than the issuer. In addition, we note that similar disclosure appears in your Proposed Business section on page 77. If you choose to retain this performance information, please expand the disclosure to provide a more balanced and complete discussion of performance, including any material adverse business developments.

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Raphael M. Russo